Exhibit 1.01

Stein Mart, Inc.

Conflict Minerals Report

For The Year Ended December 31, 2015

This report for the year ended December 31, 2015 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the Rule).

Stein Mart has no reason to believe, but is unable to determine with absolute assurance and therefore cannot exclude the possibility, the origin of the 3TGs (Tantalum, Tin, Tungsten and Gold), present in our supply chain originated in the covered countries (the DRC: Democratic Republic of the Congo, Angola, Burundi, Central African Republic, Congo Republic, Rwanda, South Sudan, Uganda and Zambia – “Covered Countries.”) For this reason, we are required under the Rule to submit to the SEC a Conflict Minerals Report (CMR) as an Exhibit to the Form SD.

1. Company Overview

This report has been prepared by management of Stein Mart, Inc. (herein referred to as “Stein Mart,” the “Company,” “we,” “us,” or “our”) and includes the activities of all subsidiaries.

Stein Mart

Headquartered in Jacksonville, Florida, Stein Mart is a national retailer offering the fashion merchandise, service and presentation of a better department or specialty store. Our focused assortment of merchandise features current season, moderate to better fashion apparel for women and men, as well as accessories, shoes and home fashions, all offered at prices competitive with off-price retail chains. Begun in the early 1900’s as a single store in Greenville, Mississippi, we operated 278 stores in 30 states and an Internet store as of January 30, 2015. Stein Mart, Inc. became a Florida corporation in 1992. Prior to 1992, Stein Mart, Inc. was incorporated in Mississippi.

Merchandising, Purchasing and Pricing

Our fashion assortment is driven primarily by seasonal fashion trends and a focus on name brand and designer merchandise complemented by a select program of private label and proprietary/exclusive merchandise. In 2015, approximately 10 percent of our sales were from private label or proprietary/exclusive merchandise. We merchandise our stores based on individual store selling characteristics, seasonal buying fluctuations and regional preferences while maintaining mostly consistent assortments from store to store.

Our merchants purchase products from approximately 1,200 vendors. We buy a majority of our merchandise at the same time and from many of the same manufacturers as traditional department/specialty stores although we generally do not require the same level of front and back-end vendor concessions, such as advertising allowances, return privileges and markdown allowances, which are common and significant in the department store industry. As a result, we believe that our buyers are able to negotiate more favorable upfront pricing terms from vendors. We also purchase merchandise opportunistically when we believe a combination of the product and the price makes it a compelling addition to our assortment. In both instances, we reflect our savings in our pricing which passes on to our customers through everyday low pricing targeted to be competitive with off-price retail chains.

Our shoe department inventory is exclusively supplied and owned by DSW, Inc. (DSW). DSW’s buyers determine each season’s fashion footwear assortment. We operate the shoe department and receive a percentage of net revenue in accordance with a supply agreement (the Supply Agreement). Commissions from this leased department are included in net sales reported in our consolidated statements of income.

In accordance with the Organization for Economic Cooperation and Development (OECD) Guidance and the Rule, this CMR is available on our website http://ir.steinmart.com/sec.cfm.

2. Description of Stein Mart’s Reasonable Country of Origin Inquiry:

Stein Mart’s reasonable country of origin inquiry (RCOI) employed a combination of measures to determine whether the necessary 3TGs in our products originated from the Covered Countries. Our primary means of determining country of origin of necessary 3TGs was by conducting a supply chain survey with direct vendors using the EICC-GeSI (Electronic Industry Citizenship Coalition – Global E-Sustainability Initiative) Conflict Minerals Reporting Template (CMRT).

This supply chain survey, and the conflict minerals program as a whole, was developed and implemented with our third-party service provider.

We began our scoping process by extracting a comprehensive vendor list from our database. This list was then filtered to remove:

•	Inactive Vendors (minimum 1 year since last purchase)

•	Vendors for whom we have no significant influence over the products we purchase

This ensured all vendors surveyed provided products to Stein Mart which were available for sale in our stores in the year 2015.

To ensure our efforts targeted those vendors whose products align with the intent of the legislation, we further filtered the list to those vendors with whom we have design influence. The resulting list contained a total of 367 vendors.

We then conducted the vendor survey portion of the RCOI.

During the vendor survey, vendors were contacted via a SaaS (Software as a Service) platform which enables users to complete and track vendor communications as well as allow vendors to upload completed CMRTs directly to the platform for risk assessment and management.

Non-responsive vendors were contacted a minimum of three times. This included follow ups from the supply chain team. Vendors were then contacted via email and telephone as an escalation to ensure the importance of a response via EICC-GeSI forms was emphasized.

Our communications included education on the completion of the CMRT to alleviate any remaining confusion with vendors.

All of these communications were monitored and tracked for future reporting and transparency.

The 2015 program continued to include automated data validation on all submitted CMRTs. The goal of data validation is to increase the accuracy of submissions and identify any contradictory answers in the CMRT. All submitted forms were accepted and classified as valid or invalid so the data is retained. Suppliers were contacted in regards to invalid forms and were encouraged to resubmit a valid form. As of May 27, 2016, there were 2 invalid supplier submissions.

Conflict Minerals Policy

The Company has adopted the “Stein Mart Conflict Mineral Compliance Policy” which is publicly available in its entirety at http://files.shareholder.com/downloads/SMRT/3204408370x0x758915/C6C55E40-4FA4-4F75-ABAA-D9FDCA90098B/Stein_Mart_Conflict_Minerals_Policy.pdf

For additional information about our commitment to responsible sourcing and other human rights, see Stein Mart’s Vendor Code of Conduct:

https://vendors.steinmart.com/sites/SupplyChain/Documents/Vendor%20Code%20of%20Conduct.pdf

3. Due Diligence Process

3.1 Design of Due Diligence

Our due diligence measures have been designed to conform, in all material respects, with the framework in The Organization for Economic Cooperation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance) and the related supplements for gold and for tin, tantalum and tungsten.

3.2 Management Systems

As described above, Stein Mart has adopted a conflict minerals policy which is posted on our website at

http://files.shareholder.com/downloads/SMRT/3204408370x0x758915/C6C55E40-4FA4-4F75-ABAA-D9FDCA90098B/Stein_Mart_Conflict_Minerals_Policy.pdf

Internal Team

Stein Mart has established a management system for conflict minerals. Our management system includes the Executive Steering Committee sponsored by the Executive Vice President and Chief Financial Officer as well as executive-level representatives and a team of subject matter experts from relevant functions such as:

•	Senior Vice President of Supply Chain and e-Commerce;

•	Executive Vice President of Planning and Allocation;

•	Vice President of Internal Audit;

•	Senior Director – Associate General Counsel;

•	Senior Vice President and Controller

A team of subject matter experts is responsible for implementing our conflict minerals compliance strategy and is led by the Senior Vice President of Supply Chain and e-Commerce who acts as the executive conflict minerals program manager. Senior management is briefed about the results of our due diligence efforts on a regular basis.

Control Systems

As we do not typically have a direct relationship with 3TG smelters and refiners, we are engaged and actively cooperate with other major manufacturers in retail and other sectors.

Controls include, but are not limited to, Stein Mart’s Ethical Business Conduct Policy which outlines expected behaviors for all of our employees, and our Vendor Code of Conduct and a vendor conflict minerals clause in our terms and conditions of purchase which is further described below.

We rely on our direct vendors to provide information on the origin of the 3TGs contained in components and materials supplied to us –including sources of 3TG that are supplied to them from lower tier vendors.

This is communicated in Stein Mart’s Standard Terms and Conditions which are applicable to all goods purchased with the intent to be sold in any of our retail stores. These terms include the following language:

We fully support the humanitarian goals of the Dodd Frank Act and are committed to conducting our business operations in a manner that complies with all applicable laws and regulations regarding conflict minerals. We are committed to working with our supply chain to increase transparency regarding the origin and traceability of minerals contained in our products with the goal of ensuring all products sold by us to our customers are DRC Conflict-Free. We will follow the current Organization for Economic Cooperation and Development (OECD) framework to incorporate proper due diligence measures into our supply chain regarding trade in conflict minerals.

The following requirements must be met by Stein Mart vendors:

•	Assist Stein Mart by responding to all inquiries regarding compliance with SEC regulations related to conflict minerals and provide all necessary declarations.

•	Undertake reasonable due diligence, consistent with the Organization for Economic Cooperation and Development (OECD) current guidelines, within their supply chain seek to determine the chain of custody and origin of the conflict minerals. Due diligence includes developing policies and management systems to use DRC Conflict Free minerals, including making these requirements apply to their direct vendors and sub-tier vendors and requiring them to do the same with lower tiers of vendors.

•	Make commercially reasonable efforts to comply with information requests on the source and origin of conflict minerals in the parts, components or materials provided to Stein Mart. This includes completion of the EICC-GeSI (Electronic Industry Citizenship Coalition – Global E-Sustainability Initiative) conflict minerals reporting template.

•	Maintain chain of custody data for five years and provide the same to Stein Mart upon request.

Stein Mart’s Terms and Conditions document may be found in its entirety at:

http://smvendorportal/sites/Accounting/Documents/Stein%20Mart%20Terms%20and%20Conditions%20of%20Purchase%2008-2012.pdf

Vendor Engagement

With respect to the OECD requirement to strengthen engagement with vendors, we have provided education on the Conflict Minerals regulation, communicated the company’s understanding of expectations of the law and required compliance for a continued business relationship, and leveraged the existing communications within the company (specifically procurement) to encourage vendor interactions with us as well as understand the requirement for completion. Feedback from this engagement has allowed us to enhance the training, as well as focus and adapt it to each user’s needs. Direct vendor engagement has also allowed for our vendor communications to be more focused and ensure expectations are clear.

Grievance Mechanism

We have a longstanding grievance mechanism whereby employees and vendors can report violations of our policies. Employees may call the Stein Mart independent confidential hotline at 855-SMTLINE (855-768-5463), and request assistance.

Maintain records

We have adopted a policy to retain relevant documentation. Documentation will be retained for a period of five years.

Identification, assessment and strategy to respond to risk in the supply chain

Because of Stein Mart’s size, the complexity of its products, and the depth, breadth, and constant evolution of its supply chain, it is difficult to identify parties downstream from its direct suppliers. Stein Mart continues to work with suppliers to identify the downstream sources of its conflict minerals through the CMRTs, follow up on invalid responses on the CMRTs, use a risk-based assessment of identified smelters and assessment of the conflict minerals programs of its suppliers, as described below. All of the information and findings from this process and activities are stored in a database that can be tracked and audited.

In accordance with OECD Guidelines, it is important to understand risk levels associated with conflict minerals in the supply chain. Smelters not having undergone the DRC-Conflict Free pose a significant risk to the Supply Chain. The software used in conjunction with the services of our third party service provider classified the risk as High, Medium and Low; this Risk rating is generated based on three (3) scoring criteria:

•	Regulated Body Number: whether the smelter has an associated regulated body number (e.g., a Smelter CID).

•	Proximity:

o	Level 1 Country: Countries with known active ore production for tin or tantalum that are not identified as conflict regions or plausible countries of smuggling or export of tin or tantalum containing materials.

o	Level 2 Country: Known or plausible countries for smuggling or export out of the Covered Countries, or transit of materials containing tin or tantalum. These countries currently include Kenya, Mozambique, and South Africa.

o	Level 3 Country: The Covered Countries.

•	Certification: If the smelter is validated as Conflict-Free via the Conflict-Free Smelter Program of the Conflict Free Sourcing Initiative (CFSI) or the London Bouillon Market Association (LBMA) Responsible Gold Program.

We also calculate supplier risk based on the chances that the supplier provides 3TGs that may originate from Non-Conflict Free sources. The value of this risk is calculated based on the risk ratings of the smelters declared by that Supplier on their CMRT.

Additionally, suppliers are evaluated on program strength (further assisting in identifying risk in the supply chain). Evaluating and tracking the strength of the program does meet the OECD Due Diligence Guidelines and can assist in making key risk mitigation decisions as the program progresses. The criteria used to evaluate the strength of the program are:

•	Do you have a policy in place that includes DRC conflict-free sourcing?

•	Have you implemented due diligence measures for conflict-free sourcing?

•	Do you verify due diligence information received from your suppliers?

•	Does your verification process include corrective action management?

When suppliers meet or exceed those criteria, they are deemed to have a strong program. When suppliers do not meet those criteria, they are deemed to have a weak program.

Stein Mart does not have a direct relationship with conflict minerals smelters and refiners and, as a result, does not perform or direct audits of these entities within its supply chain. Stein Mart captured smelter and refiner information as part of the CMRT, as some suppliers provided the names of facilities it used as smelters or refiners. Stein Mart compared, via our third party service provider, the facilities identified by the suppliers to the list of smelters maintained by the CFSI.

As part of our risk management plan to ensure vendors understand our expectations, we have provided video, recorded training, and documented instructions as well as contacts via email and phone by our Supply Chain Performance staff as an escalation to ensure the importance of a response via CMRTs was emphasized.

As described in our Conflict Minerals policy, we engage any of our vendors whom we have reason to believe are supplying us with 3TGs from sources that may support conflict in the Covered Countries to establish an alternative source of 3TGs that does not support such conflict, as provided in the OECD guidance.

We believe that the inquiries and investigations described above represent a reasonable effort to determine the mines or locations of origin of the 3TGs in our Covered Products, including (1) seeking information about 3TG smelters and refiners in our supply chain through requesting that our suppliers complete the CMRT, (2) verifying those smelters and refiners with the expanding CFSI lists, (3) conducting the due diligence review, and (4) obtaining additional documentation and verification, as applicable.

Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

Stein Mart does not have a direct relationship with conflict minerals smelters or refiners and as a result, Stein Mart does not perform direct audits of these entities in its supply chain. However, Stein Mart encourages suppliers with more direct relationships with smelters to participate in comparable due diligence validation activities.

Report annually on supply chain due diligence

Stein Mart reports annually on supply chain due diligence by filing a Form SD and a Conflict Minerals Report with the SEC.

Due Diligence Results

Certain of the responses provided by suppliers to the CMRT included the names of facilities listed by the suppliers as smelters or refiners. We do not have a direct relationship with 3TG smelters and refiners and do not perform or direct audits of these entities within our supply chain. We compared the facilities listed in these responses to the list of smelters maintained by the Conflict-Free Sourcing Initiative (CFSI), and if a supplier indicated that the facility was “Conflict-Free,” confirmed that the name was listed by the CFSI as such.

As of May 27, 2016, we have validated 20 smelters or refiners and are working to validate an additional four smelter/refiner entries from the submitted CMRTs. Of the 20 valid smelters identified, 17 have been certified as conflict free as listed by the CFSI. The large majority of the responses received either provided data at a company or divisional level or did not specify the smelters or refiners used for materials supplied to us. We are therefore unable to determine whether the 3TGs reported by certain suppliers were contained in materials supplied to us or to validate that any of these smelters or refiners are actually in our supply chain.

Based on the smelter lists provided by suppliers via the CMRTs and publically available information, there are 20 smelters for which the source is not disclosed. Of those smelters, whose source is unknown, 17 are certified conflict free as listed by the CFSI. Some suppliers are unable to provide the smelters or refiners used for materials supplied to us. Furthermore, many of the responses provided at the company or division level indicated an “unknown” status in terms of determining the origin of 3TGs.

A significant number of the responses received either provided data at a company or subsidiary level and chose not to provide information at the component level, or did not specify the smelters or refiners used for components supplied to Stein Mart. Accordingly, we are unable to determine, in those cases, whether any of the 3TGs reported by the suppliers were contained in components or parts supplied to us, or to validate that any of the smelters or refiners identified are actually in our supply chain.

Steps to be taken to mitigate risk

We intend to take the following steps to improve the due diligence conducted to further mitigate any risk that the necessary 3TGs in our products could benefit armed groups in the Covered Countries:

a.	Continue to engage with vendors and direct them to training resources to attempt to increase the response rate and improve the content of the vendor survey responses.

b.	Engage any of our vendors found to be supplying us with 3TG from sources that support conflict in the Covered Countries to establish an alternative source of 3TG that does not support such conflict.

c.	Work with vendors to use the most current version of the CMRT each year as that will contain the most current smelter IDs available.

d.	Require the use of the smelter identification numbers. Vendor responses will not be considered complete without identification numbers.

e.	Request vendors to inform Stein Mart of the correlation between these smelters and the products and parts they supply to Stein Mart.